Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED FEBRUARY 14, 2008 TO PROSPECTUS DATED JUNE 29, 2007

JANUARY 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	January 2008	Year to Date	01/31/08	01/31/08

Series A	−2.73%	−2.73%	$56,449,819	$1,445.88

Series B	−3.61%	−3.61%	$26,167,325	$1,710.56

*	All performance is reported net of fees and expenses

Fund results for January 2008:

Crude oil futures opened the month near all-time highs as the combined effects of three year lows in inventories, the weak dollar, and ongoing geopolitical concerns supported values. The market moved lower thereafter as tight supply concerns gave way to softening demand outlooks. Lower than expected US retail sales, historically poor U.S. housing figures, and continuing fallout from tight credit markets led to a 13% decline from early January highs. However, crude finished only 4.1% lower on the month as aggressive Fed rate hikes, an immense economic stimulus package, and rumors that OPEC may leave production levels unchanged provided late support. Heating oil finished 4.1% lower and unleaded gas lost 6.8%. Natural gas finished 6.9% higher in counter-trend action. Long positions in the energy markets resulted in a relatively large losses for the sector.

Gold futures gained 10%, surging to new all-time highs as global inflation concerns continued to mount. Deteriorating U.S. economic data forced the Federal Reserve to cut rates 125 basis points, sending the U.S. Dollar lower and attracting additional capital to the precious metal. Inflation readings from Europe to South America to China remained at elevated levels. Silver gained over 13.8%, trading at its highest level since January 1981, while platinum also moved to all time highs as South African mines experienced closures due to electricity shortages. Copper rose 8.5% despite 2007 new U.S. home sales declining by the largest amount since 1963. Support came from strong Chinese 4th quarter GDP, an 11 month low in Shanghai inventories, and an excellent late month U.S. durable goods report. Long positions in the metals sector produced gains.

Other market sectors, relative to the energies and metals, did not reveal significant trends and did not have a major influence on this month’s overall negative performance.

For the month of January 2008, Series A lost −2.73%, while Series B lost −3.61%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
JANUARY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended January 31, 2008)

STATEMENT OF INCOME

January 2008

Investment income, interest	$157,401

Expenses
Management fee	87,537
Ongoing offering expenses	47,318
Operating expenses	7,098
Selling Commissions	189,270
Other expenses	225
Incentive fee	—
Brokerage commissions	115,614
Total expenses	447,062

Net investment gain (loss)	(289,661)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,579,574)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	285,558
Net gain(loss) on investments	(1,294,016)

Net increase(decrease) in net assets from operations	$(1,583,677)

STATEMENT OF CHANGES IN NET ASSET VALUE

January 2008

Net assets, beginning of period	$60,818,445

Net increase in net assets from operations	(1,583,677)
Capital share transactions
Issuance of shares	98,958
Redemption of shares	(2,883,907)

Net increase(decrease) in net assets from capital share transactions	(2,784,949)
Net increase(decrease) in net assets	(4,368,626)

Net assets, end of period	$56,449,819

NAV Per Unit, end of period	$1,445.88

QUADRIGA SUPERFUND, L.P. — SERIES B
JANUARY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended January 31, 2008)

STATEMENT OF INCOME

January 2008

Investment income, interest	$68,381

Expenses
Management fee	40,578
Ongoing offering expenses	21,934
Operating expenses	3,290
Selling Commissions	87,736
Other expenses	549
Incentive fee	—
Brokerage commissions	81,810
Total expenses	235,897

Net investment gain(loss)	(167,516)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(1,044,432)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	230,721
Net gain(loss) on investments	(813,711)

Net increase(decrease) in net assets from operations	$(981,227)

STATEMENT OF CHANGE IN NET ASSET VALUE

January 2008

Net assets, beginning of period	$27,942,622

Net increase(decrease) in net assets from operations	(981,227)
Capital share transactions
Issuance of shares	1,293,335
Redemption of shares	(2,087,403)

Net increase (decrease) in net assets from capital share transactions	(794,068)
Net increase(decrease) in net assets	(1,775,295)

Net assets, end of period	$26,167,327

NAV Per Unit, end of period	$1,710.56

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.